SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 25, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

HALF-YEAR GROUP FINANCIAL REPORT — H1 2013 AIXTRON 2013

KEY FINANCIALS in EUR million

	H1/2013	H1/2012	+/-	Q2/2013	Q2/2012	+/-
Revenues	85.6	88.1	-3%	45.3	46.1	-2%
Gross profit	-35.4	25.0	-242%	12.3	14.7	-16%
Gross margin	-41%	28%	-69pp	27%	32%	-5pp
Operating result (EBIT)	-86.1	-34.7	-148%	-9.8	-16.5	41%
EBIT margin	-101%	-39%	-62pp	-22%	-36%	14pp
Net result	-87.8	-23.9	-267%	-11.8	-11.6	-2%
Net result margin	-103%	-27%	-76pp	-26%	-25%	-1pp
Net result per share - basic (EUR)	-0.87	-0.24	-263%	-0.12	-0.12	0%
Net result per share - diluted (EUR)	-0.87	-0.24	-263%	-0.12	-0.12	0%
Free Cash Flow*	5.6	-37.5	115%	-3.7	-31.9	88%
Equipment order intake	60.3	61.5	-2%	30.5	30.0	2%
Equipment order backlog (end of period)	71.7	137.7	-48%	71.7	137.7	-48%

* Operating CF - Investing CF + Changes in Cash Deposits

24-MONTH BUSINESS DEVELOPMENT in EUR million

EQUIPMENT (ONLY) ORDER INTAKE
51.5
29.3
31.5
30.0
34.5
35.5
29.9
30.5
EQUIPMENT (ONLY) ORDER BACKLOG
244.8
140.1
136.2
137.7*
109.8
79.4**
78.4
71.7
TOTAL REVENUES (INCL. EQUIPMENT, SERVICE, SPARE PARTS)
89.8
140.1
42
46.1
62.2
77.5
40.2
45.3
Q3/2011
Q4/2011
Q1/2012
Q2/2012
Q3/2012
Q4/2012
Q1/2013
Q2/2013

*) adjusted as of Sep. 15, 2012 **) revalued on Jan.1, 2013 at $1.30/€ to € 78.4 Mio.

USD order intake and backlog were recorded at the prevailing budget rate (2013: $1.30/€; 2012: $1.40/€; 2011: $1.35/€)
USD revenues were converted at the actual period average FX rate (Q2/2013: $1.30/€; 2012: $1.31/€; 2011: $1.40/€)

KEY SHARE DATA

	H1/2013		H1/2012	
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	12.92	16.78	11.26	14.31
Period High Price	13.89	17.91	14.45	19.15
Period Low Price	8.82	11.57	10.26	13.24
Number of shares issued (end of period)	102,214,525		101,900,474	
Market capitalization (end of period), million EUR, million USD	1,320.1	1,714.4	1,147.4	1,458.2

AIXTRON2013

INTERIM MANAGEMENT REPORT	p. 02
BUSINESS ACTIVITY	p. 03
MACROECONOMIC AND INDUSTRY DEVELOPMENTS	p. 04
BUSINESS PERFORMANCE AND KEY DEVELOPMENTS	p. 06
RESULTS OF OPERATIONS	p. 09
DEVELOPMENT OF REVENUES	p. 09
DEVELOPMENT OF RESULTS	p. 10
DEVELOPMENT OF ORDERS	p. 13
FINANCIAL POSITION AND NET ASSETS	p. 14
OPPORTUNITIES AND RISKS	p. 16
OUTLOOK	p. 18

INTERIM FINANCIAL STATEMENTS	p. 19
CONSOLIDATED INCOME STATEMENT	p. 19
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME	p. 20
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	p. 21
CONSOLIDATED STATEMENT OF CASH FLOW	p. 22
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	p. 23

ADDITIONAL DISCLOSURES	p. 24
ACCOUNTING POLICIES	p. 24
SEGMENT REPORTING	p. 25
STOCK OPTION PLANS	p. 25
EMPLOYEES	p. 26
MANAGEMENT	p. 27
RELATED PARTY TRANSACTIONS	p. 27
POST-BALANCE SHEET DATE EVENTS	p. 27

RESPONSIBILITY STATEMENT	p. 28

INTERIM MANAGEMENT REPORT

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

BUSINESS ACTIVITY

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (PVPD®), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

AIXTRON is committed to investing continuously in respective research and development projects to not only further the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors and next generation memory and logic applications.

MACROECONOMIC AND INDUSTRY DEVELOPMENTS

MACROECONOMIC DEVELOPMENTS

Ongoing speculations about an interest rate turnaround in the U.S. and a possible credit crunch in China again sparked uncertainty and turbulence in the financial markets at the end of the first half-year. This was reflected by rapidly falling share prices and increasing yields. Especially for emerging markets, a turn in the U.S. monetary policy could mean increased capital outflows and, consequently, a lower growth rate.

Due to weaker economic development in the first half of 2013, the International Monetary Fund (IMF, World Economic Outlook, Update of July 9, 2013), revised their growth forecasts for 2013 and 2014 downwards. Acute risks in major industrialized economies have decreased, whereas economic development in these countries, particularly in the Euro area, will remain subdued. Growth potential in the more dynamic industrialized and developing countries is mainly limited due to capacity constraints in manufacturing and falling prices of raw material. Here, further structural reforms are required.

IMF adjusted its growth forecast for 2013 from 5.3% to 5%. This also includes China’s economy, for example, where growth forecasts for 2013 and 2014 were reduced to 7.8% (April 2013: 8.1%) and 7.7% (April 2013: 8.3%). All in all, world economic growth in 2013 is to be said to remain on previous years’ level of 3.1% (April 2013: 3.3%) and expected to pick up to 3.8% in 2014 (April 2013: 4%).

The U.S. dollar had a weak start to the year against the Euro reflecting the effects of the U.S. sovereign debt problem (“fiscal cliff”). As the first quarter continued, however, the dollar strengthened as concerns grew over the financial situation of Euro member Cyprus.  In the second quarter, the dollar/Euro exchange rate stabilized as positive economic signals from the Euro area were offset against the anticipated exit from monetary stimulus in the U.S. The average exchange rate of USD/EUR 1.31 (Q1/2013: 1.33 USD/EUR; Q2/2013: 1.30 USD/EUR) used by AIXTRON to translate income and expenses denominated in U.S. dollars in the first half of 2013 was more or less comparable with the rate of USD/EUR 1.30 in H1/2012. Year on year, the exchange rate did not have any material implications on revenues and earnings. Compared with the average internal currency translation rate used in the previous quarter (USD/EUR 1.33), the U.S. dollar was up by approximately 2% in Q2/2013.

INDUSTRY DEVELOPMENTS

According to the independent market research institute Gartner Dataquest (June 2013), the outlook for investments in semiconductor wafer fab equipment improved slightly in the first half of 2013, but is nevertheless expected to remain subdued overall in the near term.

Despite the increased capacity utilization at leading Taiwanese and Korean LED manufacturers, demand for new MOCVD production equipment also remained subdued in H1/2013. Some financial analysts believe that investment demand might rise if capacity utilization remains at these high levels. This expectation is backed up in particular by the ongoing decline in LED-lighting prices, which is enabling greater and faster penetration of LED-lighting applications in general lighting. Examples for attractively priced products are the 40W equivalent LED-lightbulbs that Cree has been offering since March 2013 for less than USD 10 and OSRAM since June 2013 for less than EUR 10 per piece.

BUSINESS PERFORMANCE AND KEY DEVELOPMENTS

Due to the continuing weakness in AIXTRON’s core markets, order intake remained at the low levels seen in the last quarters. Order intake in Q2/2013 of EUR 30.5m was at a similar level to the previous year (Q2/2012: EUR 30.0m; H1/2013: EUR 60.3m; H1/2012: EUR 61.5m), and the last quarter (Q1/2013: EUR 29.9m). Despite improved capacity utilization rates at many of the leading Taiwanese LED chip manufacturers there has to date been no noticeable increase in investments in new production equipment, such as those offered by AIXTRON. However, orders for ALD equipment used for the production of memory chips made a positive contribution. All in all, it remains difficult to accurately predict order development over the remaining part of the year.

Revenues increased sequentially by 13 percent from EUR 40.2m in Q1/2013 to EUR 45.3 in Q2/2013. Compared to the previous year, Q2/2013 revenues were down slightly by 2% from EUR 46.1m in Q2/2012. On a half-yearly basis H1/2013 revenues were down by 3% against the previous year (H1/2013: EUR 85.6m; H1/2012: EUR 88.1m).

While first quarter cost of sales (Q1/2013: EUR 87.9m) were impacted by write-downs, cost of sales in the second quarter were reduced substantially to EUR 33.1m. A fire in a third party warehouse in the United Kingdom destroyed equipment parts that had to be scrapped as a result of that. However, the damage is covered by insurance and from today’s point of view AIXTRON’s delivery capacity is not affected. On a half-yearly basis cost of sales were up by EUR 57.8m to EUR 120.9m (H1/2012: EUR 63.1m).

Gross profit in Q2/2013 amounted to EUR 12.3m and thus came in better than the result of the previous quarter (Q1/2013: EUR -47.7m) and 16% below the previous year’s figure (Q2/2012: EUR 14.7m; H1/2013: EUR -35.4m; H1/2012: EUR 25.0m). The Q2/2013 gross profit also benefitted from a favorable product mix.

Selling, general and administration costs (SG&A) have also improved. SG&A costs were reduced from EUR 12.3m in Q1/2013 to EUR 11.4m in Q2/2013 (Q2/2012: EUR 11.8m; H1/2013: EUR 23.7m; H1/2012: EUR 24.0m).

The staff reduction measures across all functional areas that were initiated at the end of the last year, aimed for a 20% reduction in staff levels. The majority of these redundancies, i.e. more than 100 employees, were made through voluntary redundancy agreements, so that those employees will be released from work throughout the remainder of the year.

R&D costs in Q2/2013 amounted to EUR 12.7m compared to EUR 16.6m in Q1/2013 and EUR 17.6m in Q2/2012 (H1/2013: EUR 29.4m; H1/2012: EUR 34.0m), reflecting cost reductions and efficiency improvements. The Company’s R&D capability remains a factor of key strategic significance, serving to further pursue the technological leadership in MOCVD systems and to secure leading positions in other forward-looking technologies.

The recent receipt of the Aurora Award in June 2013 is testimony of the highly effective and successful R&D work at AIXTRON. The industry magazine “LEDinside” has chosen AIXTRON’s AIX G5+ technology for Gallium-Nitride-on-Silicon (GaN-on-Si) as the “most efficient MOCVD equipment” in this segment. The jury made its decision in recognition of both the production efficiency and technological advancement of the system, which has already won the CS Industry Award of the industry magazine Compound Semiconductor back in March 2013.

The Q2/2013 EBIT of EUR -9.8m improved against both previous year’s and last quarter’s results (Q2/2012: EUR - 16.5m; Q1/2013: EUR -76.3m). Due to the unusual items recorded in Q1/2013, the half-yearly comparison shows a significant EBIT decrease from EUR -34.7m in H1 last year to EUR -86.1m in H1/2013.

The positive cost effects in the second quarter are primarily attributable to the optimization efforts based on the recently introduced 5-Point Program. This company program was presented in detail by the recently appointed AIXTRON CEO and President, Martin Goetzeler, at the Annual General Meeting on May 23, 2013. A number of targeted individual projects are designed to address the following topics: 1) focus on customer benefits; 2) utilization of technology and product portfolio; 3) processes; 4) attention to clearly defined financial targets; 5) strengthening of AIXTRON’s corporate culture.

Recently, a specific project targeting the optimization of the AIXTRON “supply chain” focusing on increasing efficiency in procurement, logistics and inventory-management has been initiated following the project to improve the product development process.

A customer-focused action program targeting e.g. to increase manufacturing yields of the installed base continues consistently.

A major objective of the company program remains to reduce operating expenses by 20%.

The net result for Q2/2013 amounted to EUR -11.8m (Q2/2012: -11.6m; H1/2013: EUR -87.8m; H1/2012: EUR -23.9m).

The Company’s cash flow development in Q2/2013 showed a small reduction. The operating cash flow in Q2/2013 amounted to EUR -1.5m, which results in a positive operating cash flow of EUR 8.6m in the first half of 2013 (Q1/2013: EUR 10.1m; Q2/2012: EUR-28.3m; H1/2012: EUR -28.4m). Free cash flow in Q2/2013 was EUR -3.7m, due to a continuing weak order situation, compared to EUR 9.3m in Q1/2013 (Q2/2012: EUR -31.9m; H1/2013: EUR 5.6m; H1/2012: EUR -37.5m).

AIXTRON reported cash and cash equivalents (including bank deposits with a term of more than three months) of EUR 215.9m as of June 30, 2013, and continues to record no bank borrowings.

RESULTS OF OPERATIONS

DEVELOPMENT OF REVENUES

During the first six months of 2013, AIXTRON recorded total revenues of EUR 85.6m, a decrease of EUR 2.5m, or 3%, compared to the same period last year (H1/2012: EUR 88.1m). The most significant factor in this development was the still subdued demand for semiconductor deposition equipment. Compared to the previous quarter revenues increased by 13 % from EUR 40.2m in Q1/2013 to EUR 45.3m in Q2/2013.

Equipment revenues, excluding spares and service, were EUR 63.9m in H1/2013 (H1/2012: EUR 62.4m), representing 75% of the total H1/2013 revenues (H1/2012: 71%). In the second quarter 2013, equipment revenues amounted to EUR 34.4m (Q2/2012: EUR 33.1m). On a quarterly sequential comparison this represents an increase of 17% (Q1/2013: EUR 29.5m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first half-year 2013 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and more and more also in general lighting applications. The next biggest end-markets in terms of revenues for AIXTRON equipment in the first half-year of 2013 was ALD equipment for the production of DRAM memory chips.

The remaining revenues were generated by the sale of spares and service and comprised 25% of total revenues in H1/2013 (H1/2012: 29%; Q2/2013: 24%; Q1/2013: 27%).

REVENUES BY EQUIPMENT/SPARES & SERVICE

78% of total revenues in H1/2013 were generated by sales to customers in Asia. This is 1 percentage point higher than in the previous year (H1/2012: 77%; Q1/2013: 88%). Meanwhile, 12% of revenues in H1/2013 were generated in Europe (H1/2012: 7%; Q1/2013: 5%) with the remaining 10% coming from the USA (H1/2012: 16%; Q1/2013: 7%).

REVENUES BY REGION

DEVELOPMENT OF RESULTS

COST STRUCTURE

Cost of sales in H1/2013 increased by 92% year on year from EUR 63.1m to EUR 120.9m. This was primarily due to the inventory write-downs of approximately EUR 43.0m in Q1/2013, against the backdrop of ongoing uncertainty in demand and taking also account of technological progress. In addition, restructuring charges of approximately EUR 3.0m recorded in Q1/2013 had a negative effect on cost of sales. Thus, cost of sales relative to revenues increased to 141% in H1/2013 (H1/2012: 72%).

In Q2/2013, cost of sales fell, compared to the previous quarter, to EUR 33.1m (Q1/2013: EUR 87.9m). Relative to revenues this represents a decrease from 219% in Q1/2013 to 73% in Q2/2013. A warehouse fire in the United Kingdom caused a loss of AIXTRON equipment components. However, the damage was covered by insurance and from today’s perspective, AIXTRON’s delivery capacity is not affected.

Against the backdrop of the aforementioned unusual items, the Company’s gross profit in H1/2013 decreased year on year to EUR -35.4m (H1/2012: EUR 25.0m), resulting in a negative gross margin of -41% (H1/2012: 28%). In a quarterly sequential comparison the gross profit in Q2/2013 improved to EUR 12.3m (Q1/2013: EUR -47.7m). The gross margin was 27%.

Operating costs in H1/2013 included restructuring charges but still decreased year on year to EUR 50.7m (H1/2012: 59.8m). Compared to the previous quarter operating costs were down to EUR 22.0m (Q1/2013: EUR 28.6m).

The operating cost development was influenced by the following factors:

Selling expenses in H1/2013 increased slightly year on year by 8% to EUR 14.3m (H1/2012: EUR 13.3m). Selling expenses relative to revenues were up 2 percentage points from 15% in H1/2012 to 17% in H1/2013. In Q2/2013, selling expenses amounted to EUR 7.4m and thus came in 7% above the previous quarter (Q1/2013: EUR 6.9m). Selling expenses relative to revenues were 16% in Q2/2013 (Q1/2013: 17%).

In H1/2013, general and administration expenses declined year on year by 13% to EUR 9.4m (H1/2012: EUR 10.8m). This development was mainly influenced by lower consultancy costs. In Q2/2013, general and administration expenses were down sequentially to EUR 4.0m (Q1/2013: EUR 5.4m).

Research and development costs in H1/2013 decreased year on year by 14% to EUR 29.4m (H1/2012: EUR 34.0m). In Q2/2013, R&D costs amounted to EUR 12.7m and thus came in 23% below the previous quarter (Q1/2013: EUR 16.6m). This particularly reflects AIXTRON’s efficiency measures. All crucial future projects in all product areas will be continued with high intensity.

KEY R&D INFORMATION

Net other operating income and expenses in the first six months of 2013 resulted in an income of EUR 2.4m (H1/2012: EUR 1.7m expense; Q2/2013: EUR 2.1m income; Q1/2013: EUR 0.3m income).

In H1/2013, AIXTRON recorded a net currency income of EUR 0.5m (H1/2012: expense of EUR 3.0m) from currency transaction and translation differences.

EUR 1.0m of R&D grants, received in H1/2013 (H1/2012: EUR 1.9m; Q2/2013: EUR 0.2m; Q1/2013: EUR 0.8m), were recorded as ‘other operating income’.

Operating result (EBIT) decreased on a year on year comparison by EUR 51.4m from EUR -34.7m in H1/2012 to EUR -86.1m in H1/2013. This development was mainly due to the further inventory write-down in Q1/2013, and the expenses related to staff reductions that were only partially offset by cost savings. In Q2/2013, the operating result amounted to EUR -9.8m, which was an improvement on the previous quarter (Q1/2013: EUR -76.3m).

Result before taxes decreased year on year by EUR 52.5m from EUR -33.1m in H1/2012 to EUR -85.6m in H1/2013, including a net finance income of EUR 0.5m in H1/2013 (H1/2012: EUR 1.7m; Q2/2013: EUR 0.2m; Q1/2013: EUR 0.3m). In Q2/2013, the result before taxes improved sequentially to EUR -9.6m (Q1/2013: EUR -76.0m).

In H1/2013, AIXTRON recorded a country specific tax expense of EUR -2.2m (H1/2012: EUR 9.2m tax credit; Q2/2013: EUR -2.2m; Q1/2013: EUR 22k tax credit).

The net result was down by EUR 63.9m year on year from EUR -23.9m in H1/2012 to EUR -87.8m in H1/2013. In Q2/2013, the net result amounted to EUR -11.8m (Q1/2013: EUR -76.0m).

DEVELOPMENT OF ORDERS

EQUIPMENT ORDERS

In H1/2013, equipment order intake was broadly unchanged year on year and at EUR 60.3m came in 2% below the EUR 61.5m in H1/2012. Also sequentially, the equipment order intake remained rather subdued and increased by 2% to EUR 30.5m in Q2/2013 (Q1/2013: EUR 29.9m). As a matter of internal policy, the 2013 order intake in U.S. Dollars is recorded at the current 2013 budget exchange rate of 1.30 USD/EUR (2012: 1.40 USD/EUR).

The total equipment order backlog of EUR 71.7m as of June 30, 2013 was 48% lower than the EUR 137.7m at the same point in time in 2012, and 14% lower than the 2013 opening backlog of EUR 83.8m, revalued as of January 1, 2013, at the US-Dollar exchange rate of 1.30 USD/EUR valid at that time.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog unless to do so would be misleading. These requirements comprise of all of the following criteria:

1. The receipt of a firm written purchase order

2. The receipt of the agreed deposit

3. Accessibility to the required shipping documentation

4. A customer-confirmed agreement on a system-specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1 - 4 above.

FINANCIAL POSITION AND NET ASSETS

The company recorded no bank borrowings as of June 30, 2013 and December 31, 2012.

The equity ratio decreased to 77% as of June 30, 2013, compared to 84% as of December 31, 2012, principally due to the negative net result for the period.

The AIXTRON Group’s capital expenditures for the first six months of 2013 amounted to EUR 3.8m (H1/2012: EUR 9.9m), of which EUR 3.7m (H1/2012: EUR 9.3m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) increased to EUR 215.9m (EUR 115.7m + EUR 100.2m cash deposits) as of June 30, 2013 compared to EUR 209.5m (EUR 99.7m + EUR 109.8m cash deposits) as of December 31, 2012. The increase was mainly driven by payments received from customers.

The value of property, plant and equipment decreased to EUR 94.0m as of June 30, 2013 (EUR 97.6m as of December 31, 2012), principally due to investments being lower than depreciation.

The value of goodwill remained stable at EUR 63.8m as per June 30, 2013 with a minimal influence from currency translation adjustments compared to EUR 64.3m as per December 31, 2012. There were no additions or impairments in the first three months of 2013.

The value of other intangible assets decreased from EUR 4.2m as per December 31, 2012 to EUR 3.4m as per June 30, 2013. Differences arose mainly from amortization.

Inventories, including raw material, unfinished and finished goods, decreased by 53% from EUR 126.0m as of December 31, 2012 to EUR 59.5m as of June 30, 2013. This is principally explained by shipments made out of inventory as well as write-downs. The development of the inventories also reflects the loss of equipment components destroyed in a warehouse fire in the United Kingdom. However, from today’s point of view, the loss of these components does not affect AIXTRON’s ability to deliver to its customers.

Other current assets have increased from EUR 7.6m as of March 31, 2013 to EUR 21.4m as of June 30, 2013 mainly due to the recognition of the estimated insurance claim due to the damage caused by the fire in a third party warehouse in the United Kingdom.

Advance payments from customers increased by EUR 7.0m to EUR 53.0m as of June 30, 2013 (EUR 46.0m as of December 31, 2012).

Trade receivables decreased from EUR 37.3m as of December 31, 2012 to EUR 26.4m as of June 30, 2013, reflecting the business volume in the first six months 2013.

On the liabilities side, other current provisions increased from EUR 28.2m as of December 31, 2012 to EUR 43.5m as of June 30, 2013. Additions to the provisions were made reflecting the reduced business volume and in light of the staff reductions initiated in Germany in Q1/2013.

OPPORTUNITIES AND RISKS

AIXTRON expects the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

SHORT TERM

•    Increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•    Increasing adoption of LEDs for consumer and residential general lighting applications.

•    Increased usage of GaN based devices for energy efficient power electronics.

•    Development of next generation NAND, DRAM and PCRAM memory devices.

•    Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

MID- TO LONG TERM

•    Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•    Further progress in the development of GaN-on-Silicon based devices for energy efficient power electronics or LEDs.

•    Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•    Increased development activity for specialized compound solar cell applications.

•    Higher demand for Hi-k as well as interconnect components, requiring new approaches in manufacturing technology.

•    Progress in the development of new, complex compound semiconductor material systems for further miniaturization, e.g. as alternative material in the silicon semiconductor industry.

•    Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2012 and in the section “Risk Factors” in AIXTRON’s 2012 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 28, 2013. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Reports and Presentations” and “Investors/U.S.-Listing”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first three months of 2013, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2012 Annual Report/20-F Report referred to above. However, inventory risks were reassessed at the end of Q1/2013 and the second quarter and adjusted in the light of current conditions. These adjustments were properly recorded in the financial statements of Q1/2013 and the current half-yearly financial statements.

OUTLOOK

The rising rates of capacity utilization at leading LED manufacturers give reasons to believe that the overcapacity of MOCVD deposition equipment is further diminishing. However, there has still been no pickup in the demand for new equipment even in the second quarter of 2013. As a result, it still remains difficult to give a precise forecast of the Company’s revenues and EBIT margin for the current financial year.

However, the prospects for the deposition technologies offered by AIXTRON remain positive.

The initiated measures comprised in the 5-Point Program will contribute to a further stabilization of the Company’s cost and earnings situation in the second half of the year.

The Executive Board still expects the Company not to require any bank financing in the foreseeable future.

As of June 30, 2013, AIXTRON was also not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT*

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME*

CONSOLIDATED STATEMENT OF FINANCIAL POSITION*

in EUR thousands	June 30, 2013	Dec 31, 2012	June 30, 2012
Assets			
Property, plant and equipment	94,034	97,552	99,759
Goodwill	63,839	64,346	64,437
Other intangible assets	3,437	4,218	5,347
Other non-current assets	638	677	725
Deferred tax assets	4,175	5,388	37,866
Tax assets	236	236	291
Total non-current assets	**166,359**	**172,417**	**208,425**
Inventories	59,538	125,986	215,831
"Trade receivables less allowance kEUR 1,697 (2012: kEUR 1,819; Q2/2012 kEUR 880)"	26,397	37,291	30,556
Current tax assets	6,778	7,127	1,076
Other current assets	21,438	7,660	12,971
Other financial assets	100,164	109,756	105,760
Cash and cash equivalents	115,697	99,734	129,135
Total current assets	**330,012**	**387,554**	**495,329**
Total assets	**496,371**	**559,971**	**703,754**
Liabilities and shareholders' equity			
"Subscribed capital Number of shares: 101,135,600 (2012: 100,896,098; Q2/2012 100,821,549)"	101,136	100,896	100,822
Additional paid-in capital	280,745	278,952	277,347
Retained earnings	4,956	92,725	214,283
Income and expenses recognised in equity	-5,122	-2,553	-4,172
Total shareholders' equity	**381,715**	**470,020**	**588,280**
Other non-current liabilities	103	117	216
Other non-current accruals and provisions	1,502	1,206	0
Deferred tax liabilities	105	123	10
Total non-current liabilities	**1,710**	**1,446**	**226**
Trade payables	11,727	9,683	16,510
Advance payments from customers	53,003	45,969	68,538
Other current accruals and provisions	43,544	28,204	18,129
Other current liabilities	3,818	3,783	11,182
Current tax liabilities	746	770	790
Deferred revenues	108	96	99
Total current liabilities	**112,946**	**88,505**	**115,248**
Total liabilities	**114,656**	**89,951**	**115,474**
Total liabilities and shareholders' equity	**496,371**	**559,971**	**703,754**

* unaudited

CONSOLIDATED STATEMENT OF CASH FLOW*

in EUR thousands	H1/2013	H1/2012	+/-	Q2/2013	Q2/2012	+/-
Cash inflow from operating activities						
Net income for the period (after taxes)	-87,769	-23,878	-63,891	-11,787	-11,565	-222
Reconciliation between profit and cash inflow/ outflow from operating activities						
Expense from share-based payments	947	2,081	-1,134	253	833	-580
Depreciation and amortization expense	7,276	6,579	697	3,626	3,352	274
Net result from disposal of property, plant and equipment	-41		-41	1	0	1
Deferred income taxes	1,299	-9,620	10,919	774	-6,648	7,422
Change in						
Inventories	65,246	-29,782	95,028	14,109	-19,184	33,293
Trade receivables	10,196	48,775	-38,579	-292	8,695	-8,987
Other assets	-13,790	11,432	-25,222	-12,862	1,807	-14,669
Trade payables	2,533	-4,365	6,898	4,347	265	4,082
Provisions and other liabilities	14,179	-33,048	47,227	1,993	-9,403	11,396
Deferred revenues	12		12	12	0	12
Non-current liabilities	1,502	-1	1,503	36	-1	37
Advance payments from customers	7,029	3,405	3,624	-1,721	3,573	-5,294
Cash inflow from operating activities	**8,619**	**-28,422**	**37,041**	**-1,511**	**-28,276**	**26,765**
Cash inflow/outflow from investing activities						
Capital expenditures in property, plant and equipment	-3,698	-9,338	5,640	-2,055	-3,382	1,327
Capital expenditures in intangible assets	-145	-532	387	-116	-239	123
Proceeds from disposal of fixed assets	813	825	-12	20	5	15
Bank deposits with a maturity of more than 90 days	9,851	16,582	-6,731	5,966	-2,107	8,073
Cash inflow/outflow from investing activities	**6,821**	**7,537**	**-716**	**3,815**	**-5,723**	**9,538**
Cash inflow/outflow from financing activities						
Dividend paid to shareholders	0	-25,155	25,155	0	-25,155	25,155
Proceeds from issue of equity shares	1,080	560	520	628	87	541
Cash inflow/outflow from financing activities	**1,080**	**-24,595**	**25,675**	**628**	**-25,068**	**25,696**
Effect of changes in exchange rates on cash and cash equivalents	-557	1,723	-2,280	-749	2,338	-3,087
Net change in cash and cash equivalents	15,963	-43,757	59,720	2,183	-56,729	58,912
Cash and cash equivalents at the beginning of the period	99,734	172,892	-73,158	113,514	185,864	-72,350
Cash and cash equivalents at the end of the period	**115,697**	**129,135**	**-13,438**	**115,697**	**129,135**	**-13,438**
Interest paid	0	-8	8	0	-1	1
Interest received	954	1,780	-826	435	1,187	-752
Income taxes paid	-916	-7,061	6,145	-6,888	-15,570	8,682
Income taxes received	62	7,197	-7,135	132	13,672	-13,540

* unaudited

CONSOLIDATED STATEMENT OF CHANGES  IN EQUITY*

ADDITIONAL DISCLOSURES

ACCOUNTING POLICIES

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for interim Financial Reporting, IAS 34.

It was not audited according to §317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2012, there have been no changes to the consolidated group of companies.

SEGMENT REPORTING

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

GEOGRAPHICAL SEGMENTS

STOCK OPTION PLANS

In the first six months of 2013, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary shares (ADS). The status of these options developed as follows:

EMPLOYEES

The total number of employees decreased from 990 on June 30, 2012 to 873 persons on June 30, 2013. This development will continue in the current quarter.

EMPLOYEES BY REGION

EMPLOYEES BY FUNCTION

MANAGEMENT

Compared to December 31, 2012, there were the following changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2013:

Paul Hyland, Chairman, President and Chief Executive Officer resigned from his office as of February 28, 2013. Mr Martin Goetzeler has joined the Company as Chairman, President and Chief Executive Officer on March 1, 2013 as Mr Hyland’s successor.

On January 30, 2013 Dr Holger Jürgensen as well as Karl-Hermann Kuklies resigned from their offices. Therefore, the Supervisory Board plenum consisted of four persons until two new members were elected. The Supervisory Board proposed Dr Andreas Biagosch and Dr Martin Komischke for election at the Annual General Meeting on May 23, 2013, following the recommendation of the Nomination Committee. The shareholders approved these proposals with vast majority.

RELATED PARTY TRANSACTIONS

Except for the changes to employment contracts caused by changes in the composition of the Management, AIXTRON did not conclude or carry out any material transactions with related parties.

POST-BALANCE SHEET DATE EVENTS

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2013.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2013 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

HERZOGENRATH, JULY 2013

AIXTRON SE

EXECUTIVE BOARD

INFORMATION

CONTACT

AIXTRON SE
Guido Pickert / Director Investor Relations & Corporate Communications
Kaiserstr. 98
52134 Herzogenrath / Germany

Phone: +49 (241) 8909-444
Fax: +49 (241) 8909-445
E-mail: invest@aixtron.com
Internet: www.aixtron.com

In the U.S., please contact:
Andrea Su
Phone: +1 (408) 747 7140 ext. 1292
E-mail: invest@aixtron.com

FINANCIAL CALENDAR

October 24, 2013 - Q3/2013 Results, Conference Call
February 2014 - FY/2013 Results, Conference Call
April 2014 - Q1/2014 Results, Conference Call
May 14, 2014 - Annual General Meeting, Aachen

Publisher: AIXTRON SE, Herzogenrath
Conception and design: Strichpunkt GmbH, Stuttgart and Berlin / www.strichpunkt-design.de

AIXTRON SE
KAISERSTR. 98
52134 HERZOGENRATH/GERMANY
WWW.AIXTRON.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: July 25, 2013

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO